Exhibit 99.1

FLY LEASING REPORTS SECOND QUARTER 2012 FINANCIAL

RESULTS

Dublin, Ireland, July 25, 2012 – FLY Leasing Limited (NYSE: FLY) (“FLY”), a global lessor of modern, fuel-efficient commercial jet aircraft, today announced its financial results for the second quarter of 2012.

Second Quarter 2012 Highlights

•	Adjusted net income of $30.9 million, $1.19 per share

•	Net income of $25.7 million, EPS of $0.99

•	Sold three aircraft for a pre-tax gain of $8.5 million

•	Launched a $395 million term loan to refinance near-term debt maturities

•	Q2 dividend increased to $0.22 per share, $0.88 annually

“FLY is reporting a very strong second quarter, following an equally positive March quarter result,” said Colm Barrington, CEO of FLY. “The acquisition of a portfolio of 49 aircraft which was completed in late 2011 is now being reflected in increased operating income from our leasing activities. Our second quarter EPS of $0.99 brings our six month earnings to $1.77 per share, as compared to $0.26 per share in the same period last year. Due to these strong results, FLY has increased its quarterly dividend to $0.22 per share.”

“We were particularly pleased to have sold three older aircraft from our larger portfolio for a pre-tax gain of $8.5 million,” added Barrington. “These sales demonstrate the inherent value in FLY’s fleet and the strong investor interest in aviation assets.”

“FLY has also launched a $395 million term loan which we expect to complete in early August. Proceeds from the term loan will be used to repay our warehouse facility and other debt, and we will not have any material debt repayment obligations until 2018. This refinancing will reduce our leverage and is the first step towards our goal of reducing the overall leverage on our portfolio over the next two to three years.”

Second Quarter Financial Results

FLY’s net income and diluted earnings per share for the second quarter of 2012 were $25.7 million and $0.99 per share compared to $4.1 million and $0.16 per share in the same period of 2011. The increases in operating lease revenue and net income is primarily due to the growth in the aircraft portfolio following the aircraft acquisitions completed in late 2011. End of lease income and gains on the sale of three aircraft also contributed to the increase in net income as compared to the second quarter of 2011.

Net income and diluted earnings per share for the six months ended June 30, 2012 were $46.1 million and $1.77 per share compared to $6.9 million and $0.26 per share in the same period in 2011.

FLY’s net debt to total shareholders’ equity ratio was 4.4x at June 30, 2012 compared to 5.1x at December 31, 2011. Net debt is defined as book value of secured borrowings, less unrestricted cash and cash equivalents.

Adjusted Net Income

Adjusted Net Income was $30.9 million for the second quarter of 2012 compared to $7.3 million in the same period in the previous year. On a per share basis, Adjusted Net Income was $1.19 in the second quarter of 2012 compared to $0.28 for the same period in the previous year. For the six-months ended June 30, 2012, Adjusted Net Income was $57.7 million, or $2.23 per share compared to $11.0 million and $0.42 per share for the same period in the previous year.

A reconciliation of Adjusted Net Income to net income determined in accordance with GAAP is shown below.

Dividends

On July 13, 2012, FLY declared a dividend of $0.22 per share in respect of the second quarter of 2012, a 10% increase from the quarterly dividend of $0.20 that FLY has paid since 2009. This dividend will be paid on August 20, 2012 to shareholders of record on July 30, 2012.

Financial Position

At June 30, 2012, FLY’s total assets were $3.2 billion, including flight equipment with a net book value of $2.7 billion. Restricted and unrestricted cash at June 30, 2012 totaled $480.0 million, of which $189.3 million was unrestricted. These amounts compare to total cash of $380.5 million and unrestricted cash of $82.1 million at December 31, 2011. During the first quarter of 2012, FLY sold securitization notes with a face value of $106.7 million, generating net cash proceeds of $52.8 million after repayment of associated debt.

Aircraft Portfolio

At June 30, 2012, FLY’s 108 aircraft were on lease to 53 lessees in 29 countries. The table below shows the aircraft in FLY’s portfolio on June 30, 2012 and December 31, 2011. The table does not include the four B767 aircraft owned by a joint venture in which FLY has a 57% interest.

Portfolio at	Jun 30, 2012	Dec 31, 2011
Airbus A319	20	20
Airbus A320	27	29
Airbus A330	1	1
Airbus A340	3	3
Boeing 717	6	6
Boeing 737	38	37
Boeing 747	1	1
Boeing 757	11	11
Boeing 767	1	1

Total	108	109

At June 30, 2012, the average age of FLY’s portfolio was 8.9 years weighted by the net book value of each aircraft. The average remaining lease term was 3.3 years, also weighted by net book value. At June 30, 2012, the leases were generating annualized revenues of approximately $345 million. For the second quarter of 2012, FLY’s lease utilization factor was 97% and for the six months ended June 30, 2012 the lease utilization factor was 98%.

Conference Call and Webcast

FLY’s senior management will host a conference call and webcast to discuss these results at 9:00 a.m. U.S. Eastern Time on Thursday, August 2, 2012. Participants should call +1-706-758-4339 (International) or 877-309-0213 (North America) and enter confirmation code 94429047 or ask an operator for the FLY Leasing earnings call. A replay will be available shortly after the call. To access the replay, please dial +1-404-537-3406 (International) or 855-859-2056 (North America) and enter confirmation code 94429047. The replay recording will be available until August 16, 2012.

A live webcast of the conference call will be also available in the investor section of FLY’s website at www.flyleasing.com. An archived webcast will be available for one year.

About FLY

FLY acquires and leases modern, high-demand and fuel-efficient commercial jet aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, one of the world’s leading aircraft lease managers with more than 20 years of experience. For more information about FLY, please visit our website at www.flyleasing.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward—looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

# # #

Contact:

Matt Dallas

FLY Leasing Limited

+1 203-769-5916

ir@flyleasing.com

Fly Leasing Limited

West Pier

Dun Laoghaire

Co Dublin, Ireland

FLY Leasing Limited

Consolidated Statements of Income

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended June 30, 2012 (Unaudited)	Three months ended June 30, 2011 (Unaudited)	Six months ended June 30, 2012 (Unaudited)	Six months ended June 30, 2011 (Unaudited)
Revenues

Operating lease revenue	$98,935	$54,194	$201,357	$101,762
Equity earnings from unconsolidated joint ventures	2,273	121	4,128	1,337
Gain on sale of aircraft	8,489	—	8,489	—
Interest and other income	1,213	856	1,443	1,741

Total revenues	110,910	55,171	215,417	104,840

Expenses

Depreciation	34,318	20,924	68,493	41,565
Interest expense	36,628	18,327	73,650	36,896
Selling, general and administrative	9,361	8,212	18,778	13,897
Ineffective cash flow hedges	(1,208)	—	(1,227)	—
Maintenance and other costs	1,782	2,606	2,660	3,919

Total expenses	80,881	50,069	162,354	96,277

Net income before provision for income taxes	30,029	5,102	53,063	8,563
Provision for income taxes	4,300	1,004	6,947	1,702

Net income	$25,729	$4,098	$46,116	$6,861

Weighted average number of shares
- Basic	25,769,115	25,648,928	25,741,559	26,035,817
- Diluted	25,924,964	25,791,844	25,885,182	26,156,264

Earnings per share
-Basic	$1.00	$0.16	$1.78	$0.26
- Diluted	$0.99	$0.16	$1.77	$0.26
Dividends declared and paid per share	$0.20	$0.20	$0.40	$0.40

FLY Leasing Limited

Consolidated Balance Sheets

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	June 30, 2012 (Unaudited)	Dec. 31, 2011 (Audited)
Assets
Cash and cash equivalents	$189,336	$82,105
Restricted cash and cash equivalents	290,686	298,404
Rent receivables	1,492	3,186
Investment in unconsolidated joint ventures	16,788	15,141
Flight equipment held for operating leases, net	2,679,487	2,762,289
Deferred tax asset, net	—	5,329
Fair market value of derivative asset	1,220	4,023
Other assets, net	20,505	28,021

Total assets	3,199,514	3,198,498

Liabilities
Accounts payable and accrued liabilities	12,052	10,429
Rentals received in advance	14,909	15,297
Payable to related parties	3,247	4,863
Security deposits	47,200	50,672
Maintenance payment liabilities	221,004	231,793
Secured borrowings, net	2,307,636	2,326,110
Deferred tax liability, net	1,555	—
Fair market value of derivative liabilities	88,571	98,487
Other liabilities	16,880	17,814

Total liabilities	2,713,054	2,755,465

Shareholders’ equity
Common shares, $0.001 par value, 499,999,900 shares authorized; 25,769,115 and 25,685,527 shares issued and outstanding at June 30, 2012 and December 31, 2011, respectively	26	26
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid in capital	456,832	455,186
Retained earnings	93,528	57,982
Accumulated other comprehensive loss, net	(63,926)	(70,161)

Total shareholders’ equity	486,460	443,033

Total liabilities and shareholders’ equity	$3,199,514	$3,198,498

FLY Leasing Limited

Reconciliation of Adjusted Net Income, a Non-GAAP Financial Measure, to Net Income

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended June 30, 2012 (Unaudited)	Three months ended June 30, 2011 (Unaudited)	Six months ended June 30, 2012 (Unaudited)	Six months ended June 30, 2011 (Unaudited)
Net Income	$25,729	$4,098	$46,116	$6,861
Add (less):
Ineffective portion of cash flow hedges	(1,208)	—	(1,227)	—
Non-cash share based compensation	804	1,412	1,646	2,364
Adjustments related to GAAM Portfolio acquisition:
Amortization of fair value adjustments recorded in purchase accounting	6,130	—	12,552	—
Acquisition transaction fees and expenses	—	1,747	—	1,747
Income tax effects	(581)	—	(1,421)	—

Adjusted Net Income	$30,874	$7,257	$57,666	$10,972

Weighted average diluted shares outstanding	25,924,964	25,791,844	25,885,182	26,156,264

Adjusted Net Income per share	$1.19	$0.28	$2.23	$0.42

Adjusted Net Income Plus Depreciation and Amortization, a Non-GAAP Financial Measure, to Net Income

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended June 30, 2012 (Unaudited)	Three months ended June 30, 2011 (Unaudited)	Six months ended June 30, 2012 (Unaudited)	Six months ended June 30, 2011 (Unaudited)
Adjusted Net Income	$30,874	$7,257	$57,666	$10,972
Add:
Depreciation	34,318	20,924	68,493	41,565
Other amortization	3,661	3,750	7,446	7,469
Provision for deferred income taxes	4,362	754	7,381	1,090

Adjusted Net Income Plus Depreciation and Amortization	$73,215	$32,685	$140,986	$61,096

FLY defines Adjusted Net Income as net income plus or minus the after-tax impacts of the ineffective portion of cash flow hedges, non-cash share-based compensation, and adjustments related to the GAAM portfolio acquisition comprised of amortization of fair value adjustments recorded in purchase accounting and acquisition transaction fees and expenses. FLY believes that Adjusted Net Income provides useful information about operating performance and period over period comparisons. It also provides additional information that is useful for evaluating the underlying operating performance of our business without regard to the impacts of fair-value adjustments of debt that the company has assumed, acquired leases and derivative instruments and other non-recurring items of income and expense affecting current period results. Adjusted Net Income should be used as a supplement to and not as a substitute for financial measures determined in accordance with Accounting Principles Generally Accepted in the United States.

Adjusted Net Income Plus Depreciation and Amortization is a cash flow measure that provides investors with an additional measure for evaluating FLY’s ongoing cash earnings, from which capital investments are made, debt is serviced and dividends are paid. However, adjusted net income plus depreciation and amortization excludes certain positive and negative cash items, including principal payments, and has certain important limitations as an indicator of FLY’s ability to pay dividends and reinvest in its business. Management uses Adjusted Net Income and Adjusted Net Income Plus Depreciation and Amortization as a measure for assessing FLY’s performance. These measures should be considered in addition to, not as a substitute for net income or other financial measures determined in accordance with GAAP. Finally, FLY’s definitions may be different than those used by other companies.